Macro Snacks Inc.



ANNUAL REPORT

422 Crompton Street

Charlotte, NC 28273

(704) 236-6787

www.snackmacro.com

This Annual Report is dated April 23, 2021.

BUSINESS

Product & Business Model

Macro Snacks provides consumers with macronutrient balanced snack chips that deliver 11g of plant-based protein in a 140-calorie serving. We balance our snacks with complex carbohydrates and healthy fat to achieve the ideal ratio of macronutrients for optimal nutrition. Not only are Macro Snacks perfectly balanced, they taste great too. It is the first of its kind snack, that, while delivering essential, balanced nutrition, they also taste great! All snacks are Non-GMO and Gluten Free, with 6 of 7 flavors being full vegan.

We source our raw materials from a co-manufacturer in Minnesota. At this location, the base, or chip, is made using the extruded protein. The base is then shipping to a seasoning facility in Minnesota where the product is coated with the seasoning and packaged for distribution. Currently, the product is sent to our headquarters and Amazon distribution centers for fulfillment to customers.

Corporate History

The Company first operated Macro Snacks LLC in North Carolina in 2018 and merged into Macro Snacks LLC, an new entity formed in 2019. We subsequently converted to a C-Corporation as part of this equity campaign in June 2020.

Previous Offerings

Between 2020 and 2019, we sold 67,899 [shares of common stock] in exchange for $1.00 per share under Regulation Crowdfunding.

None

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

2018: This was purely an R&D year. We began operating in October 2018 and began work on product formulation, branding, packaging, and building out sales platforms (website and amazon pages).

2019: We ran our first R&D trial run for the product April 29. This had its own set of issues and we had to reformulate. We finally got the product to a point where it could go to market. Full scale production in June. We launched on Amazon in June and quickly began acquiring customers, albeit expensively. A big portion of the loss was spent on amazon advertising. We learned two things: Amazon was an expensive customer acquisition platform and the product wasn't quite right to scale. We went back to R&D after receiving feedback from over 1,000 consumers. With this feedback, we reformulated again. Cash was tight, but we believed we had a better product. With this new product, we changed our marketing strategy to Facebook, Instagram, and Google advertising, which proved to be a much lower customer acquisition cost than Amazon. We went back into production in October and received the new and improved product and 4 new flavors in December. In December, we sent the 1,000 customers who provided feedback a free variety pack of the new and improved product and it was received in high regards versus the first iteration. The massive loss of this year was due to cash burn on Amazon. Competition on Amazon is high and the cost to acquire a customer is high. It is also difficult to differentiate ourself on Amazon due to the lack of advertising and content creativity and freedom of other platforms.

2020: After gaining traction on Facebook and Instagram, we switched digital agency partners on March 1. This proved successful. With the right partner, our sales grew ~700% from Feb. to Mar. and lowered our customer acquisition cost by half. We found a strategy that works at acquiring customers and have doubled our return customer rate each month since March. This tells us that once customers try the product, they come back for more.

2020 Revenue thru June: $118,923. The bulk of this revenue came in March-May ($89,256). We ran into production issues due to our manufacturer in MN being shut down due to COVID-19. Inventory is due at our warehouse August 10, 2020. Projected revenue for 2020 is $400,000 and ideally no more production issues will be faced.

Historical results and cash flows:

The most intensive cash flow activity was Amazon advertising. This sucked cash with minimal return. This practice has stopped. We are still spending on Amazon in 2020, but we are doing so at a profitable ACOS (advertising cost of sale). In 2019, ACOS was 500-800%, now we have it down to ~30%.

The results of 2019 are not indicative of of future results. Investors should review 2020 YTD numbers for a better understanding of how the company operates today. We like to say we officially launched January 2020. We have a strategy in place that is worked and minimally burning cash. We know we can scale the current strategy. The faster we acquire customer, the faster our retention rates increase, the faster we become profitable.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $1,043.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Shopify Capital

Amount Owed: $23,142.03

Interest Rate: 12.0%

Maturity Date: July 19, 2021

Creditor: SBA

Amount Owed: $9,000.00

Interest Rate: 3.5%

Maturity Date: June 08, 2050

Creditor: Paypal Working Capital

Amount Owed: $8,000.00

Interest Rate: 14.0%

Maturity Date: February 01, 2021

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Justin Wiesehan

Justin Wiesehan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and CEO

Dates of Service: March 07, 2019 - Present

Responsibilities: Day to day operations of the company and strategy and execution of operating plan. Justin is currently not taking a salary

Other business experience in the past three years:

Employer: Ballantyne Brands LLC dba Mistic Electronic Cigarettes

Title: SVP Marketing and Regulatory Affairs

Dates of Service: October 01, 2012 - September 17, 2017

Responsibilities: All marketing and branding for the company's family of brands. Also responsible for ensuring compliance with all government and regulatory statutes.

Other business experience in the past three years:

Employer: W the Brand dba W Vapes

Title: Corporate Director of Sales and Marketing

Dates of Service: December 18, 2017 - April 01, 2018

Responsibilities: Oversaw the sales and marketing strategies in all states that the company operated in, this included California, Nevada, and Oregon, as well as the corporate team based in Charlotte, NC.

Other business experience in the past three years:

Employer: VPR Management Group dba Infinite Garage Solutions

Title: President/Owner

Dates of Service: April 01, 2018 - Present

Responsibilities: Oversaw all operations of the business as owner/operator

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Justin Wiesehan

Amount and nature of Beneficial ownership: 5,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Vesper Management Group LLC

Names of 20% owners: John Wiesehan Jr.

Relationship to Company: Family member

Nature / amount of interest in the transaction: I pay Vesper $800 a month to rent warehouse space that is connected to the office space that they lease from a property management company. The warehouse is the sole use of Macro Snacks Inc but is attached to the office space of Vesper Management Group LLC, who holds the lease agreement.

Material Terms: $800 per month. It is a month to month agreement.

OUR SECURITIES

Our authorized capital stock consists of 5,067,899 shares of common stock, par value $1.00 per share. As of December 31, 2020, 14,932,101- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

Macro Snacks Inc.

By   /s/ *Justin J Wiesehan*

      Name: Justin J Wiesehan

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Macro Snacks Inc.

Balance Sheet
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America Checking 9746	22,163.62
Total Bank Accounts	**$22,163.62**
Accounts Receivable	
Accounts Receivable (A/R)	2,794.89
Accounts Receivable - Online Sales	163.70
Total Accounts Receivable	**$2,958.59**
Other Current Assets	
Inventory Asset	49,938.31
Prepaid Expenses	1,900.00
Total Other Current Assets	**$51,838.31**
Total Current Assets	**$76,960.52**
TOTAL ASSETS	**$76,960.52**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	4,053.16
Total Accounts Payable	**$4,053.16**
Credit Cards	
American Express	0.00
AMEX - Macro Snacks	34,885.00
Platinum Amex x5005 - Personal	4,566.78
Total Credit Cards	**$39,451.78**
Other Current Liabilities	
Due to J Wiesehan	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$43,504.94**
Total Liabilities	**$43,504.94**
Equity	
Capital - Justin Wiesehan	325,306.14
Capital - Roy Cook	40,306.14
Opening Balance Equity	0.00
Retained Earnings	0.00
Net Income	-332,156.70
Total Equity	**$33,455.58**
TOTAL LIABILITIES AND EQUITY	**$76,960.52**

Macro Snacks Inc.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America Checking 1858	1,043.13
Bank of America Checking 9746	-635.90
Deposit Holdings Account	13,481.56
Total Bank Accounts	**$13,888.79**
Accounts Receivable	
Accounts Receivable (A/R)	1,269.60
Accounts Receivable - Online Sales	1,614.67
Total Accounts Receivable	**$2,884.27**
Other Current Assets	
Inventory Asset	28,857.80
Prepaid Expenses	0.00
Return Fees for NSF	0.00
Total Other Current Assets	**$28,857.80**
Total Current Assets	**$45,630.86**
TOTAL ASSETS	**$45,630.86**

Macro Snacks Inc.

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	5,358.06
Total Accounts Payable	**$5,358.06**
Credit Cards	
American Express	-1,186.00
AMEX - Macro Snacks	34,939.14
Capital One	19,849.84
Platinum Amex x5005 - Personal	3,065.18
Total Credit Cards	**$56,668.16**
Other Current Liabilities	
Due to J Wiesehan	0.00
Shopify Capital Loan	9,084.48
Total Other Current Liabilities	**$9,084.48**
Total Current Liabilities	**$71,110.70**
Long-Term Liabilities	
PPP Loan	9,000.00
Total Long-Term Liabilities	**$9,000.00**
Total Liabilities	**$80,110.70**
Equity	
Capital - Justin Wiesehan	81,199.80
Capital - Roy Cook	0.00
Opening Balance Equity	0.00
Retained Earnings	0.00
Start Engine Investments	38,326.99
Net Income	-154,006.63
Total Equity	**$ -34,479.84**
TOTAL LIABILITIES AND EQUITY	**$45,630.86**

Macro Snacks Inc.

Profit and Loss YTD Comparison
January - December 2020

	TOTAL		
	JAN - DEC 2020	JAN - DEC 2020 (YTD)	JAN - DEC 2019 (PY)
Income			
4001 Sales - Shopify and Amazon	215,798.46	215,798.46	3,926.17
4002 Shipping Income	16,713.86	16,713.86	304.06
4003 Sales - Independent Vendors	1,272.07	1,272.07	13,043.15
4004 Sales of Product Income	953.40	953.40	
4005 Discounts/Refunds Given	-23,100.19	-23,100.19	-1,347.36
Total Income	**$211,637.60**	**$211,637.60**	**$15,926.02**
Cost of Goods Sold			
5001 Cost of Goods Sold	65,255.28	65,255.28	24,768.21
5002 Purchases			1.92
5003 Shipping and Freight - Inventory	7,877.60	7,877.60	9,490.81
Total Cost of Goods Sold	**$73,132.88**	**$73,132.88**	**$34,260.94**
GROSS PROFIT	**$138,504.72**	**$138,504.72**	**$ -18,334.92**
Expenses			
6001 Bank Charges & Fees	3,446.47	3,446.47	106.77
6002 Car & Truck	171.23	171.23	
6003 Dues & Subscriptions	881.28	881.28	1,548.00
6004 Insurance	3,245.82	3,245.82	1,881.04
6020 Advertising & Marketing	153,389.24	153,389.24	148,810.55
6021 Booth Space	8,423.17	8,423.17	6,959.50
6022 Trade Show	4,460.00	4,460.00	795.00
Total 6020 Advertising & Marketing	**166,272.41**	**166,272.41**	**156,565.05**
6030 Legal & Professional Services	466.99	466.99	68,995.12
6031 Accounting	5,412.90	5,412.90	
6032 Attorney	4,045.39	4,045.39	
6033 Consulting Fees	1,750.00	1,750.00	
Total 6030 Legal & Professional Services	**11,675.28**	**11,675.28**	**68,995.12**
Guaranteed Payments			25,000.00
Interest Paid	3,120.73	3,120.73	
Meals & Entertainment	626.79	626.79	1,114.59
Merchant Fees	29,320.15	29,320.15	629.22
Office Expense	322.13	322.13	
Office Supplies & Software	7,383.71	7,383.71	15,164.94
Other Business Expenses			5,098.24
Pallet Fee			388.50
Postage and Shipping	3,533.84	3,533.84	1,859.39
Rent & Lease	4,800.00	4,800.00	5,066.15
Repairs & Maintenance	404.52	404.52	786.49
Research & Development	5,440.00	5,440.00	9,000.00
Shipping and Freight - Online Sales	44,388.32	44,388.32	

Macro Snacks Inc.

Profit and Loss YTD Comparison

January - December 2020

	TOTAL		
	JAN - DEC 2020	JAN - DEC 2020 (YTD)	JAN - DEC 2019 (PY)
Supplies	3,418.60	3,418.60	11,998.11
Taxes & Licenses	214.00	214.00	194.00
Travel	2,783.73	2,783.73	8,393.68
Uncategorized Expense	1,062.34	1,062.34	
Utilities			32.49
Total Expenses	**$292,511.35**	**$292,511.35**	**$313,821.78**
NET OPERATING INCOME	$ -154,006.63	$ -154,006.63	$ -332,156.70
Other Expenses			
Reconciliation Discrepancies	0.00	0.00	
Total Other Expenses	**$0.00**	**$0.00**	**$0.00**
NET OTHER INCOME	$0.00	$0.00	$0.00
NET INCOME	$ -154,006.63	$ -154,006.63	$ -332,156.70

CERTIFICATION

I, Justin J Wiesehan, Principal Executive Officer of Macro Snacks Inc., hereby certify that the financial statements of Macro Snacks Inc. included in this Report are true and complete in all material respects.

Justin J Wiesehan

Principal Executive Officer